Exhibit (e)(13)

Employment Contract for Dr. Barthold Piening

EMPLOYMENT CONTRACT

Page 1 of 9	Hilden, 9 November 2018

Employment Contract for Dr. Barthold Piening

EMPLOYMENT CONTRACT

Between

QIAGEN GmbH

QIAGEN Str. 1; 40724 Hilden

- hereinafter referred to as QIAGEN –

and

Dr. Barthold Piening

[Address]

- hereinafter referred to as the Employee -

Section 1

Start of employment

(1)	The Employee will commence work on 1 December 2018.

(2)	No notice can be given prior to start of employment.

(3)	The parties agree that the Employee is a senior manager in terms of section 5 clause 3 Work Constitution Act [Betriebsverfassungsgesetz, BetrVG].

Section 2

Description of tasks, right to issue instructions

(1)

The Employee will carry out the tasks of a Senior Vice President, Head of Global Operations. He will carry out any and all tasks associated with the above remit. The Employee reports to the Chief Executive Officer.

(2)

The employer can assign different or additional equivalent tasks subject to unchanged remuneration and in compliance with the provisions of section 106 Trade Regulation Act [Gewerbeordnung, GewO]; in particular, these may also be exercised at other locations.

(3)	The Employee agrees to undertake business trips, where required.

Section 3

Work performance, place of work and primary place of work

(1)

The regular weekly working time is 40.0 hours (5-day week). Duration and organisation of the daily working time depend on the company requirements. The employer has the right to issue instructions in this matter in accordance with section 106 GewO.

(2)

The Employee agrees to carry out his tasks and any work assigned to him with due care and to the best of his abilities and to safeguard the interests of QIAGEN in any respect. In particular, the Employee agrees to comply with any and all legal and company safety requirements.

(3)	The place of work is Hilden, subject to any other assignment by QIAGEN pursuant to section 2 or section 106 GewO.

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Employment Contract for Dr. Barthold Piening

(4)	The primary place of work in terms of tax law is Hilden.

(5)

The Employee will work overtime and additional hours as well as during the night, on Sundays and on public holidays in accordance with company requirements and legal provisions. He is obliged to make his entire performance capability available to the employer.

Section 4

Secondary employment and presentations

(1)

Any independent and dependent secondary employment requires the prior written permission of QIAGEN. QIAGEN grants a prior written permission if the secondary employment does not or does not substantially interfere with the time required for work for the company and if it does not violate any other justified interests of QIAGEN. QIAGEN makes the decision concerning the request for approval of secondary employment the Employee has to submit in writing within two weeks of having received such request.

(2)	QIAGEN may revoke its permission of secondary employment if the interests of QIAGEN justify this step, even after the interests of the Employee were taken into due consideration.

(3)

Likewise, publications, presentations etc. require the prior written permission of QIAGEN unless they are immediately connected to the tasks of the Employee. QIAGEN grants a prior written permission if the publications or presentations do not or do not substantially interfere with the time required for work for the company and if they do not violate any other justified interests of QIAGEN. QIAGEN makes the decision concerning the request for approval of the publication/presentation the Employee has to submit in writing within two weeks of having received such request. If QIAGEN does not make a decision within this time limit, the approval is considered granted.

(4)	In general, any remuneration for publications and presentations is payable to QIAGEN GmbH. Exceptions require the written permission of the Company.

Section 5

Remuneration

(1)

The Employee receives a fixed annual salary of EUR 440,000.00 gross (hereinafter “fixed annual salary”), payable in twelve monthly instalments of EUR 36,666.67 gross (hereinafter “fixed monthly salary”).

(2)

In addition to the fixed annual salary, the Employee is given the option to earn a variable remuneration (bonus) that is dependent on the attainment of company and personal targets (bonus split). The bonus split is agreed as 75% company and 25% personal targets.

In case of 100% target achievement for both company and personal targets, the variable remuneration will amount to 35% of the fixed annual salary or to EUR 154,000.00 gross (bonus) per year. The milestones for achievement of targets are defined and determined for every calendar year in coordination with the CEO (see section 2 clause 1). The bonus is paid by no later than with the remuneration for March of the following year. In the year in which the Employee joins the company, the bonus is paid pro rata. For the calendar year 2018, personal target achievement of the Employee is set at 100%.

(3)	The composition ratios of the fixed salary and the variable remuneration can be adjusted. In this case, QIAGEN and the Employee will conclude a separate written agreement.

(4)	Additional hours and overtime are compensated with the fixed salary. There is no entitlement to remuneration or allowances.

(5)	The remuneration, including any allowances etc., will be transferred cash-less at the end of the month into a bank account specified by the Employee.

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Employment Contract for Dr. Barthold Piening

(6)

Any one-off special payments, other remuneration and benefits that are not expressly regulated in this contract are voluntary payments made by QIAGEN that do not give rise to any future entitlements. This also applies if QIAGEN repeatedly grants the special payment in question in the future; the amount of those payments is not of importance.

(7)	The Employee may only pledge his remuneration claims to third parties with the prior permission of QIAGEN.

(8)

The participation of the Employee in the Long-Term Incentive Programme of QIAGEN is subject to any separate agreements. Long Term Incentives (LTIs) are a voluntary benefit granted by the employer, which do not give rise to any future entitlements, even if paid repeatedly in an equivalent manner.

Section 6

Company car

QIAGEN provides the Employee, at his choice, with a company car subject to the current QIAGEN Car Policy. Any further details are regulated in the QIAGEN Car Policy as amended as well as in the company car provision contract that will be concluded separately. If the Employee waives provision of a company car, he receives an annual company car allowance of EUR 15,000.00 gross, which will be paid pro rata in addition to his monthly salary.

Section 7

Change of Control

The Company may offer a Change of Control regulation that will be subject to a separate agreement. The Employee is not entitled to any such.

Section 8

Occupational Pension

(1)	QIAGEN offers the Employee participation in a deferred compensation scheme of a support fund, amounting to EUR 6,000.00 gross per year.

(2)	If the Employee utilises the deferred compensation scheme to the full amount, QIAGEN will pay the Employee an allowance of EUR 15,000.00 per year.

(3)	The statutory conditions for non-forfeitability apply.

Section 9

Travel costs

The travel guidelines of QIAGEN GmbH apply as amended – for details see the manual of global guidelines. The EC travel guidelines apply.

Section 10

Insurances

(1)	QIAGEN includes the Employee in the existing group accident insurance. The sum insured for death amounts to EUR 250,000.00, the sum insured for invalidity to EUR 750,000.00.

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Employment Contract for Dr. Barthold Piening

(2)

In case of invalidity, the beneficiary of the insurance is the Employee, in case of death, the beneficiary is the person named by the Employee; if no person was named, that person will be either the spouse or registered partner, otherwise the heir as determined by law.

Section 11

Confidentiality obligation

(1)

The Employee agrees to keep any and all matters and processes under the employment contract, especially in regard to company and trade secrets he gains access to as part of his work, confidential, both while the employment contract is in effect and after the end of his employment contract – unless doing so would hinder his professional career. The confidentiality obligation also applies to any remuneration agreements. The confidentiality obligation also applies in connection with any affiliates of QIAGEN should the Employee work for these at any point.

(2)

The above confidentiality obligation does not only apply to external third parties, but also towards other staff at QIAGEN, unless these are authorised to receive any such information in connection with their professional duties.

(3)	Legal provisions regarding data protection and data security must be complied with.

(4)	The provisions of the QIAGEN Confidentiality Policy apply in addition to the above.

Section 12

Holidays

(1)

The Employee is entitled to 25 working days of holidays per year. This allowance is made of up a statutory holiday allowance of 20 working days per calendar year (based on a 5-day week, Mondays to Fridays), and an additional non-statutory holiday allowance of 5 working days. The additional non-statutory holiday allowance will rise by one day for each calendar year up to a limit of 10 working days in total. In years of commencing or terminating employment, the holiday allowance applies pro rata.

(2)

Any transfer of the additional non-statutory holiday allowance into the next calendar year is only permissible if urgent company reasons or reasons associated with the person of the Employee necessitate such transfer. In case of a transfer, this additional non-statutory holiday allowance has to be granted and used with in the first three months of the subsequent calendar year. Otherwise, the additional non-statutory holiday allowance is forfeited as of the end of 31 March of the subsequent calendar year, even if the holidays could not be taken due to the Employee being unable to work. Any compensation for the additional non-statutory holiday allowance is excluded. The statutory holiday allowance will, in case of continuous inability to work, be forfeited by no later than 15 months after the end of the holiday year in question and is not eligible for compensation in case of a later termination of the employment contract.

(3)	The entire holiday allowance must be granted and used in accordance with legal provision during the current calendar year; holiday times have to be coordinated with the superior in advance.

(4)

The parties agree that QIAGEN fulfils the statutory holiday allowance first. Any compensation for the additional non-statutory holiday allowance is excluded. QIAGEN reserves the right to also decide holiday times unilaterally where required for company reasons and under consideration of the interests of the Employee.

(5)	If the holiday allowance is not used up when notice is given, the holidays must be taken and grated within the notice period, if that is possible based to company requirements.

(6)

If the Employee has had more holidays than he was entitled to at the time he leaves the Company, he has to return the corresponding remuneration received during the holidays. This does not apply to any statutory

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Employment Contract for Dr. Barthold Piening

minimum holiday entitlements if the excess payment was caused by the Employee terminating the employment contract in the first half of a calendar year after the qualifying period is over.

(7)	The provisions of the Federal Holiday Act [Bundesurlaubsgesetz, BUrlG] apply in addition to the above.

Section 13

Inability to work and continued remuneration in case of death

(1)

The Employee is obliged to report any inability to work and especially unfitness for work to QIAGEN immediately before the start of standard working times, and to notify the Company of the expected duration thereof. On request, the reason for inability to work must be stated. In case of time-critical matters, the Employee has to state which matters have the highest priority.

(2)

If the inability to work lasts for more than 3 calendar days, the Employee must submit a medical certificate confirming the inability to work and its expected duration by no later than the subsequent working day. If the inability to work lasts for longer than stated in the certificate, the Employee has to submit a new medical certificate immediately.

(3)

If the Employee cannot perform his tasks due to an illness or for any other reasons he is not responsible for, he continues to receive his monthly salary in accordance with the provisions below for one year, but no longer than until the termination of this contract. Between weeks 7 and 52 of an illness, the Company will pay the difference between the statutory sickness benefits and the most recent basic annual net salary, including 50% of an agreed bonus, net. Any additional benefits under a private insurance of the Employee will not be counted. In case of an illness caused by a third party, the Employee assigns any compensation claims to the Company (but not compensation for personal suffering).

(4)

The Employee is obliged to submit any confirmation of acceptance for treatment or therapy to QIAGEN immediately and to notify the Company of the start time of any such. The confirmation of acceptance must include information on the expected duration of the treatment. If the treatment takes longer than stated in the confirmation, the Employee obliged to submit a further confirmation to QIAGEN without delay.

(5)

In case of death, QIAGEN continues to pay the respective gross monthly salary to any relatives of the Employee who are entitled to maintenance payments in the month in which death occurred and for the following 6 months.

Section 14

Assignment

(1)

If the Employee can claim compensation for any loss of earnings he suffered as a result of inability to work from a third party under legal provisions, this claim is assigned to QIAGEN insofar as QIAGEN continues to pay remuneration to the Employee and has paid any social security contributions payable by QIAGEN for these.

(2)	The Employee has to provide QIAGEN with the information required to assert the damage claims without delay.

Section 15

Term of the employment contract

(1)	The employment contract is concluded for an unlimited period of time. No “qualifying time” in terms of section 1 clause 1 Employment Protection Act [Kündigungsschutzgesetz, KSchG] is agreed.

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Employment Contract for Dr. Barthold Piening

(2)

The employment contract can be cancelled by either party with nine months’ notice with effect from the end of the annual quarter. The notice period is extended in accordance with legal provisions. An extension of the notice period for the employer results in an equal extension of the notice period for the Employee.

(3)	The right to termination based on important grounds remains unaffected.

(4)	Any notice must be given in writing to be legally valid.

(5)

QIAGEN has the right to revocably or irrevocably exempt the Employee from his obligation to provide a work performance as soon as notice is given – irrespective of which party gave notice – under continuation of payment of remuneration and under deduction of any and all holiday and leisure time entitlements.

(6)	The employment contract ends without notice being required at the end of the calendar month in which the Employee reaches the statutory old-age pension age (currently the age of 67).

(7)

In deviation from the above, the employment contract ends, in case of confirmation of a pension for complete reduction of earning capacity from the statutory pension insurance, at the end of the month preceding the month of the first payment as set out in the pension notice. The same applies in case of full pension benefits under the statutory accident insurance.

The employment relationship does not end if the notice of the pension insurance only confirms a limited pension for reduced earning capacity. In this case, the main obligations under the employment contract are suspended from the time as defined by the above paragraph until the end of that day on which the temporary pension payments cease, but until no longer than until the end of that day on which the employment contract ends.

The Employee has to notify QIAGEN immediately of receipt of a pension notice and must submit the notice without delay.

Section 16

Employee inventions

Technical inventions and qualified technical suggestions for improvement that are entitled to protection (sections 2, 3, 20 clause 1 Employee Inventions Act [Arbeitnehmererfindungsgesetz, ArbnErfG]) are governed by the Employee Invention Act as amended.

Section 17

Returning business documents

(1)

Any and all business and work documents, irrespective of their type and including EDP programmes and similar, remain the property of QIAGEN. The permission of the superior is required for removal of these from the premises.

(2)	The business documents as well as any copies, duplicates etc. must be returned at any time on request or when the employment contract ends.

(3)	The Employee has no right of retention.

Section 18

Personal data

Personal data or data that can be linked to a specific individual can be exchanged among the international companies within the QIAGEN group for specific purposes and in accordance with the legal data protection provisions, if administrative processes so require. The parties agree that the company agreement “Processing employee data on behalf of QIAGEN” as amended applies mutatis mutandis.

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Employment Contract for Dr. Barthold Piening

Section 19

Limitation period

(1)

The limitation periods set out in clauses 2 to 4 do not apply to payment claims of the Employee that arise during any litigation under employment protection law, if they depend on the outcome of such proceedings. The limitation period for these claims starts three months after a legally binding decision was made in the litigation under employment protection law. Section 202 German Civil Code [Bürgerliches Gesetzbuch, BGB] and section 309 no. 7 BGB as well as section 77 clause 4 fourth sentence BetrVG also apply. Likewise, the limitation periods set out below do not apply if statutory minimum remuneration is concerned (such as under the Minimum Wage Act [Mindestlohngesetz, MiLoG] or Posted Workers Act [Arbeitnehmer-Entsendegesetz, AEntG]).

(2)

Any other claims under and in connection with the employment contract with the exceptions of the claims listed in clause 1 become time-barred if the party entitled to the claim fails to assert such claims towards the other party in writing within three months after the claims were due. This does not apply to claims under liability for intent.

(3)	If the other party rejects the claim, provided the claim was asserted in time, the claim becomes time-barred if it is not asserted before a court within three months of its rejection.

(4)

If the other party fails to issue a written statement within two weeks, provided the claim was asserted in time, the claim becomes time-barred if it is not asserted before a court within three months after the end of that two-week-period.

Section 20

Contractual prohibition of competition

For the duration of the contract, the Employee does not have the right to work in an independent, dependent or other capacity for any company that is directly or indirectly competing with the Company, unless QIAGEN has given its express permission. The Employee agrees to neither advise such company in a direct or indirect manner, occasionally or professionally, nor to support, establish, acquire or participate in any form in such a company, unless the holding of shares does not allow for any influencing of the organisational bodies of such company.

Section 21

Final provisions

(1)

The Employee notifies QIAGEN immediately of any and all changes of details regarding his person, provided that they are of importance for this employment contract. He guarantees to be at all times contactable by post sent to the address he provided and to inform QIAGEN of any changes to the postal address in writing without delay. Any disadvantages incurred as a result of failure to comply with this obligation are the responsibility of the Employee.

(2)

The “Corporate Code of Conduct and Ethics”, the content of which is regulated in the global guidelines – “Compliance Employee Handbook” – as amended are part of this employment contract. This also applies if the regulations of the employment contract are more favourable.

(3)

In addition to this employment contract, entrepreneurial duties resulting from the tasks carried out and owed by the Employee under the employment contract – for example under the German Occupational Health and Safety Act [Arbeitsschutzgesetz, ArbSchG] – may be assigned to the Employee in writing.

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Employment Contract for Dr. Barthold Piening

(4)

Unless any deviating agreements are concluded in writing, the above regulations will enter into effect even if the remuneration or remit changes. This employment contract replaces any previous agreements between the parties to the contract in regard to the employment relationship.

(5)

Any amendment or supplement to this employment contract that is not formalised by an individual agreement between the parties to the contract must be concluded in writing to enter into effect. This also applies to a waiver of this written form requirement.

(6)

If any of the provisions of this contract is or becomes void, this does not affect the validity of the remaining provisions. The parties agree to replace the void regulation with such provision that comes as close as possible to the economic goal of the void provision. The same applies in case of a regulatory gap or if individual regulations are determined to be or become unenforceable.

(7)	German labour law applies.

Hilden, 9 November 2018

QIAGEN GmbH

QIAGEN GmbH

/s/ Peer M. Schatz Peer M. Schatz CEO
Received/agreed:

/s/ Dr. B. Piening Signature of Dr. B. Piening

/s/ Thorsten Hagens Thorsten Hagens Senior Director HR Operations DACH & HR Business Partner Operations

Page 9 of 9	Hilden, 9 November 2018

Supplementary Agreement

to the employment contract

of November, 09th, 2018

concluded between

QIAGEN GmbH

QIAGEN Str. 1, 40724 Hilden

and

Mr. Dr. Barthold Piening

[Address]

Pursuant to § 7 of the employment contract of November 09th, 2018, the parties agree as follows by way of supplement:

Change of Control

(1)	Definition of change of control

A “change of control” shall be deemed to have occurred if:

(a)

(i) there is a sale, lease, exchange or other transfer of all or substantially all of the assets of the QIAGEN N.V. (hereinafter referred to as the “Company”) in one or a series of transactions, other than transactions of such type which would result in the Company having directly or indirectly (which includes for this purpose also the contractual power (through any contract, arrangement, understanding, relationship, or otherwise) to vote or to direct the voting of) fifty percent (50%) or more of the total voting power in the entity or entities to which the relevant assets are transferred to; (ii) there is a merger or consolidation of the Company whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation; or (iii) there is a liquidation or dissolution of the Company, other than a liquidation or dissolution due to any insolvency or similar proceedings.

(b)

any person or legal entity (or group of persons or legal entities acting together for the purpose of acquiring, holding, or disposing of such securities) (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), shall become the “beneficial owner” (which means for this purpose having or sharing, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, the power to vote or to direct the voting of, or the power to dispose, or to direct the disposition of) of securities of the Company representing forty percent (40%) or more of the total voting power represented by the voting securities of the Company, other than as a result of an acquisition of securities directly from the Company; provided, that a “Change of Control” shall not be deemed to have occurred for purposes of this clause (b) solely (i) as the result of an acquisition of voting securities by the Company which reduces the voting rights attached to the total number of voting securities outstanding or (ii) through cancellation of voting securities which reduces the total number of voting securities outstanding; or

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(c)

persons who, as of the date hereof, constitute the Company’s Supervisory Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Supervisory Board; provided, that any person becoming a Supervisory Director of the Company subsequent to the date hereof shall be considered an Incumbent Director if such person’s election was approved by, or such person was nominated for election by, a vote of at least a majority of the Incumbent Directors then in office.

(2)	In the event of a change of control within the meaning of paragraph 1, Mr. Piening shall receive reimbursement in accordance with paragraph 3.

(3)	Calculation of reimbursement in the event of a change of control

The compensation is calculated according to the following formula:

The compensation amounts to 1.0 x basic annual remuneration, including the agreed bonus.

The annual salary is the contractually agreed fixed annual gross salary during the year of the change of control, exclusive of stock options, LTIs or other equity rights.

The bonus is defined as the gross amount of variable remuneration (bonus), as established by the company and the employee for the financial year of the change of control, exclusive of stock options, LTIs or other equity rights.

Other remuneration components (e.g. company car) are excluded from the calculation of the compensation.

The claim arising from the employer’s contribution to the occupational pension plan becomes vested and is provided at 100% for the years prior to and including the “change of control” year.

The amount of the compensation is a gross amount, and is subject to tax according to the applicable wage tax regulations.

The compensation falls due three months after the change of control.

The remaining contractual provisions remain in force.

Hilden, November 09th, 2018

QIAGEN GmbH

Received/Agreed

/s/ Peer M. Schatz Peer M. Schatz CEO	/s/ i.V. Thorsten Hagens i.V. Thorsten Hagens Senior Director HR Operations DACH & HR Business Partner Operations	/s/ Dr. Barthold Piening Dr. Barthold Piening

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